Exhibit 99.2

TITAN MEDICAL INC.

2022 First Quarter

Condensed Interim Consolidated

Financial Statements

(Unaudited)

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(in thousands of US dollars)

	Notes	As at March 31, 2022	As at December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$30,112	$32,306
Accounts receivable		-	8,280
Prepaid expenses, deposits and receivables		1,843	3,076
TOTAL CURRENT ASSETS		31,955	43,662

NON-CURRENT ASSETS
Right-of-use assets, net	3	1,091	1,177
Property, plant and equipment, net		516	464
Patent rights, net		1,966	1,919
TOTAL NON-CURRENT ASSETS		3,573	3,560
TOTAL ASSETS		$35,528	$47,222

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$5,542	$5,616
Current portion of lease obligations	3	354	346
Warrant derivative liability	4	2,021	4,930
TOTAL CURRENT LIABILITIES		7,917	10,892

NON-CURRENT LIABILITIES
Deferred income tax liabilities		56	56
Lease obligations	3	890	981
TOTAL LIABILITIES		8,863	11,929

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	5	263,364	263,364
Contributed surplus – warrant reserve	6	11,749	11,749
Contributed surplus		14,660	14,067
Deficit		(263,108)	(253,887)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		26,665	35,293
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$35,528	$47,222
Commitments (Note 12)

Approved on behalf of the Board:

*signed*	*signed*
Paul Cataford	Cathy Steiner
Interim President & CEO-Board Chair	Chair, Audit Committee

See accompanying notes to these condensed interim consolidated financial statements.

FIRST QUARTER 2022	See accompanying notes to these condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss
(Unaudited)
(in thousands of US dollars, share and per share amounts)

		Three Months Ended
	Note	March 31, 2022	March 31, 2021

Revenues		$-	$50

Expenses
Research and development		9,428	7,640
General and administrative		2,534	4,066
Depreciation and amortization	7	156	97
Total expenses		12,118	11,803
Net loss from operations		(12,118)	(11,753)

Other (Income) Expenses
Finance income		(40)	(13)
Finance expense		18	-
Foreign exchange loss		34	44
(Gain) loss on fair value of warrant	4	(2,909)	3,010
Total other (income) expenses		(2,897)	3,041
Net and comprehensive loss		$(9,221)	$(14,794)

Basic and diluted loss per share	9	$(0.08)	$(0.15)

See accompanying notes to these condensed interim consolidated financial statements.

FIRST QUARTER 2022	See accompanying notes to these condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of US dollars)

		Three Months Ended
	Note	March 31, 2022	March 31, 2021

OPERATING ACTIVITIES
Net loss and comprehensive loss		$(9,221)	$(14,794)
Items not involving current cash flows:
Depreciation and amortization		156	97
Interest expense on lease liabilities		18	14
Share-based compensation expense	8(c)	593	769
(Gain) loss on change in fair value of warrants	4	(2,909)	3,010
Accrued interest on Note payable		-	37
Warrant liability-foreign exchange adjustment		-	44
Changes in non-cash working capital balances
Receivables		8,280	-
Prepaid expenses and deposits		1,233	(981)
Accounts payable and accrued liabilities		(75)	(1,506)
Cash used in operating activities		(1,925)	(13,310)
FINANCING ACTIVITIES
Exercise of Derivative warrants		-	8,000
January 2021 Equity Offering, net of issuance costs		-	10,231
February 2021 Equity Offering, net of issuance costs		-	21,093
Exercise of Equity warrants		-	1,985
Exercise of stock options		-	14
Note payable		-	122
Repayment of lease obligations		(101)	(44)
Cash (used in) provided by financing activities		(101)	41,401
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(106)	(93)
Purchase of patents		(62)	(97)
Cash used in investing activities		(168)	(190)

(Decrease) increase in cash during the period		(2,194)	27,901
Cash and cash equivalents, beginning of the period		32,306	25,469
Cash and cash equivalents, end of the period		$30,112	$53,370

See accompanying notes to these condensed interim consolidated financial statements.

FIRST QUARTER 2022	See accompanying notes to these condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(in thousands of US dollars)

		Share Capital		Contributed Surplus – Warrant Reserve	Contributed Surplus	Deficit	Total
	Notes	000s	$	$	$	$	$
Balance, December 31, 2020		83,185	214,148	1,671	9,401	(239,029)	(13,809)

Derivative warrants exercised		8,000	8,000	-	-	-	8,000
Derivative warrants exercised – fair value adjustment		-	15,722	-	-	-	15,722
January 2021 equity offering, net of issuance costs		7,419	7,211	3,164	-	-	10,375
January 2021 equity offering, broker warrants		-	(1,384)	1,384	-	-	-
February 2021 equity offering, net of issuance costs		9,585	15,165	5,928	-	-	21,093
February 2021 equity offering, broker warrants		-	(1,238)	1,238	-	-	-
Equity warrants exercised		1,319	2,979	(994)	-	-	1,985
Equity warrants expired		-	-	(642)	642	-	-
Stock options exercised		20	27	-	(12)	-	15
Stock-based compensation expense		-	-	-	769	-	769
Net loss and comprehensive loss		-	-	-	-	(14,794)	(14,794)
Balance, March 31, 2021		109,528	260,630	11,749	10,800	(253,823)	29,356

Balance, December 31, 2021		111,203	263,364	11,749	14,067	(253,887)	35,293
Stock-based compensation expense		-	-	-	593	-	593
Net loss and comprehensive loss		-	-	-	-	(9,221)	(9,221)
Balance, March 31, 2022		111,203	263,364	11,749	14,660	(263,108)	26,665

See accompanying notes to these condensed interim consolidated financial statements.

FIRST QUARTER 2022	See accompanying notes to these condensed interim consolidated financial statements.

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

1.NATURE OF BUSINESS

Titan Medical Inc. (“Titan” or the “Company”) is a medical technology company focused on enhancing robotic assisted surgery using innovative technologies. The Enos™ robotic single access surgical system (the “Enos System”) is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. By focusing on a single access point, the Company believes that patient trauma, post-operative pain and scarring can be reduced, and patients may be able to recover from surgery faster.

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008. The address of the Company’s corporate office and its principal place of business is 76 Berkeley Street, Toronto, Ontario, Canada M5A 2W7. On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or the “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company.

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

2.BASIS OF PRESENTATION

Statement of compliance

These Condensed Interim Consolidated Financial Statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these Condensed Interim Consolidated Financial Statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited Consolidated Financial Statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read in conjunction with our most recent annual audited Consolidated Financial Statements, for the year ended December 31, 2021. We have consistently applied the same accounting policies for all periods presented in these Condensed Interim Consolidated Financial Statements as those used in our audited Consolidated Financial Statements for the year ended December 31, 2021.

These Condensed Interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 11, 2022.

Basis of measurement

These Condensed Interim Consolidated Financial Statements have been prepared under the historical cost convention, except for the revaluation of certain financial liabilities to fair value. Items included in the financial statements of each consolidated entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These interim Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Basis of consolidation

These Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in these consolidated financial statements.

Estimates, assumptions, and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and the disclosure of contingent assets and liabilities at the reporting date. Uncertainty about these assumptions and estimates could result in adjustments to the carrying amount of an asset or liability or the reported amount of revenue and expense in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

2.BASIS OF PRESENTATION (continued)

Key areas of judgment and estimation are as follows:

Leases

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use (“ROU”) asset. The IBR, therefore, requires estimation when no observable rates are available. The Company estimates the IBR using observable inputs such as market interest rates and is required to make certain entity-specific estimates such as the stand-alone credit rating.

Stock-based payments and warrants

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation and warrant reserves, which require the use of several input variables. Measurement date estimates include share price, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information of a comparable peer group), weighted average expected life of the instruments, expected dividends and the risk-free interest rate (based on government bonds). The inputs to the model are subject to estimate and changes in these inputs can materially impact the estimated fair value of stock-based payments and warrants.

Asset impairments for non-financial assets and impairment reversals

The Company’s estimate of the recoverable amount for the purpose of impairment testing requires management to make assumptions regarding estimates of the present value of future cash flows including growth opportunities, economic risk, and the discount rate.

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

3.RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases its facility in Chapel Hill, North Carolina. This lease has remaining lease terms of approximately 3.2 years. The Company leased a facility in Toronto, Ontario for its corporate office. The lease expired in November 2021. The Company does not have leases with residual value guarantees, or leases not yet commenced to which the Company is committed. Lease liabilities have been measured by discounting future lease payments using the Company’s incremental borrowing rate of 6.0% as rates implicit in the leases were not readily determinable.

The following table summarizes the Company’s right-of-use assets outstanding at March 31:

2022
$
Balance, January 1	1,177
Additions	-
Amortization expense	(86)
Balance, March 31	1,091

The following table summarizes the Company’s right-of-use liabilities outstanding at March 31:
2022
$
Balance, January 1	1,327
Interest expense	18
Repayments	(101)
Balance, March 31	1,244

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

4.WARRANT DERIVATIVE LIABILITY

The warrant derivative liability arises from Company’s common share purchase warrants in connection with historical equity offerings. These warrants are priced in non-functional currency which resulted in having exercise prices that are not fixed and include features that have a cashless exercise option or a ratchet down provision. Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from the Company’s functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through Net Loss and Comprehensive Loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expired unexercised.

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2021	18,955,281	4,930
Items that were classified to net loss:
Change in fair value	-	(2,909)
As at March 31, 2022	18,955,281	2,021

As at March 31, 2022, the following derivative warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
29-Jun-17	29-Jun-22	6.00	CAD	1,612,955	75,810
21-Jul-17	29-Jun-22	6.00	CAD	370,567	370,567
24-Aug-17	24-Aug-22	6.00	CAD	563,067	563,067
5-Dec-17	5-Dec-22	18.00	CAD	1,533,333	1,533,333
10-Apr-18	10-Apr-23	10.50	CAD	1,126,665	1,126,665
10-May-18	10-Apr-23	10.50	CAD	168,889	168,889
10-Aug-18	10-Aug-23	2.92	USD	7,679,574	6,661,068
21-Mar-19	21-Mar-24	3.95	USD	8,455,882	8,445,882
Balance at March 31, 2022				21,510,932	18,955,281

5.SHARE CAPITAL

Authorized: Unlimited number of no par value common shares. 111,202,690 common shares issued and outstanding as of March 31, 2022 (111,202,690 as of December 31, 2021)

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

6.CONTRIBUTED SURPLUS-WARRANT RESERVE

The Company issued warrants pursuant to the equity offerings in 2020 and 2021. Each warrant entitled the holder to purchase one common share at a fixed price, these warrants were classified as equity under IAS 32. These equity warrants expire between February 24, 2023 and January 26, 2026 and are not revalued at each reporting period.

As at March 31, 2022, the following equity warrants were outstanding:

Issue Date	Expiry Date	Exercise Price	Currency	Number Issued	Number Outstanding
		$
27-Mar-20	27-Mar-25	0.21	USD	154,350	93,100
06-May-20	06-Nov-25	0.45	USD	125,455	73,343
10-Jun-20	10-Jun-24	1.25	USD	1,260,000	643,387
26-Jan-21	26-Jan-26	1.94	USD	518,234	515,834
26-Jan-21	26-Jan-26	2.00	USD	3,709,677	3,123,377
24-Feb-21	24-Feb-23	3.00	USD	4,792,625	4,792,625
24-Feb-21	24-Feb-23	3.00	USD	670,967	670,967
Balance at March 31, 2022				11,231,308	9,912,633

7.DEPRECIATION AND AMORTIZATION

	Three Months Ended
	March 31, 2022	March 31, 2021
	$	$
Depreciation of ROU assets	86	54
Depreciation of PPE	54	31
R&D - Depreciation	140	85
G&A - Amortization of patent rights	16	12
Depreciation and Amortization	156	97

8.SHARE-BASED COMPENSATION

The Company’s share-based compensation plans includes stock options and Restricted Share Units (“RSU”). The Company has reserved up to 15% of the issued and outstanding Common Shares for the granting of stock options and RSUs to eligible Employees, Officers, Directors and external consultants.

Common shares outstanding, March 31, 2022	111,202,690
Share-based compensation available for issuance: 15%		16,680,404
Stock options outstanding, March 31, 2022		(4,830,628)
RSU outstanding, March 31, 2022		(1,730,605)
Share-based compensation available for future grants		10,119,171

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

8.SHARE-BASED COMPENSATION (continued)

(a)Stock Options

The Company granted stock options to acquire common stock through our stock option plan of which the following are outstanding as March 31:

	2022		2021
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance, January 1	$5,257,089	$1.73	$2,923,770	$1.76
Granted	-	-	1,801,262	2.21
Forfeited	(426,461)	2.38	(10,663)	2.76
Expired	-	-	(9,810)	3.61
Exercised	-	-	(19,568)	0.73
Balance, March 31	$4,830,628	$1.73	$4,685,021	$1.93

(b)Restricted Share Units

The Company granted RSUs to Officers and Directors through our incentive share award plan. Grants of RSUs to Directors vest either immediately or on the date of the next Annual General Meeting. Grants of RSUs to Officers vest over a four-year period. The following RSUs are outstanding at March 31:

	2022	2021
Balance at Jan 1	1,581,607	-
Granted	148,998	1,527,860
Released	-	-
Cancelled	-	-
Balance, March 31	1,730,605	1,527,860

(c)Stock-Based Compensation

The following table shows the stock-based compensation expense.

	Three Months Ended
	March 31, 2022	March 31, 2021
	$	$
Stock options	212	316
RSUs	209	342
G&A - Stock options & RSUs	421	658
R&D - Stock options	172	111
Share-based compensation expense	593	769

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

9.LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year.

Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential dilutive stock options to common shares.

	Three Months ended March 31,
	2022	2021
Numerator:
Net loss	$(9,221)	$(14,794)
Denominator:
Weighted average number of common shares outstanding for basic EPS	111,202,690	97,517,298
Adjustment for stock options	-	-
Weighted average number of common shares outstanding for diluted EPS	111,202,690	97,517,298

Basic and diluted loss per share	$(0.08)	$(0.15)

10.FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash consists primarily of deposit investments that are held primarily with Canadian chartered banks.

The Company’s only customer is a large multinational company which do not have a history of non-payment. Credit risk from accounts receivable encompasses the default risk of the Company’s customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company manages this risk by managing its capital structure through continuous monitoring of its actual and projected cash flows. At March 31, 2022, the Company had cash of $30.1 million.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash. The Company’s objectives of managing its cash is to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts that are considered in excess of day-to-day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash into short-term investments, the Company only places investments with Canadian chartered banks or insurance companies and ensures that access to the amounts placed can be obtained on short notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/decrease in interest income/expense during the quarter ended March 31, 2022.

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

10.FINANCIAL RISK MANAGEMENT (continued)

Currency Risk

The Company’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has a favourable impact on Canadian dollar denominated operating expenses. A nominal amount of the Company’s cash and short-term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocol, along with the uncertainty around the disease itself, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

Russia – Ukraine Conflict

The Russian invasion of Ukraine and the responses by governments around the world raises the prospects of increased cybersecurity attacks, strains on global supply chains, increases in energy prices, chip shortages since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production and challenges in natural resource extraction, refinement and transportation, among other possible impacts. The conflict may have a direct or indirect material adverse impact on the Company’s business, financial condition, results of operations, or cash flows.

FIRST QUARTER 2022

TITAN MEDICAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Quarter Ended March 31, 2022
(in thousands of US dollars, except share and per share amounts, unless otherwise stated)

11.CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include manufacturing the Enos System, filing an IDE with the FDA, clinical studies, filing the De Novo application, administrative costs, and intellectual property expansion and protection. The Company defines its capital as cash and shareholders' equity, which as at March 31, 2022 totaled $56.8 million [December 31, 2021 - $67.6 million].

The Company does not have any debt other than accounts payable and accrued liabilities and lease liabilities. The Company does have commitments related to the Enos System.

In managing its capital, the Company estimates future cash requirements by preparing an annual budget for review and approval by its Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.

Historically, the Company has funded its operations through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares and through license revenue received under licensing agreements. While management regularly monitors the capital markets, general market conditions, and the availability of capital, there are no assurances that funds will be made available to the Company in the required amounts or when required. The Company has the ability to sell approximately 2.7 million shares under the terms of the Aspire Agreement, which will expire in June 2022.

On July 30, 2019, the Company filed a Form F-3 registration statement (the "Base Shelf") that qualifies for distribution of up to $125,000,000 of common shares, warrants, or units (the "Securities") in either Canada, the U.S. or both.

Under the Base Shelf, the Company may sell Securities to or through underwriters, dealers, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

The Base Shelf provides the Company with additional flexibility when managing its cash resources as, under certain circumstances, it can shorten the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using the Base Shelf would be used in line with the Board approved budget. The Base Shelf is effective until July 30, 2022.

12.COMMITMENTS

As of March 31, 2022, the Company is committed to payments totaling $8.1million (December 31, 2021 - $9.3 million) for activities related to the development of the Enos system.

The Company has entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 100,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. To-date, the performance criteria have not been achieved and no restricted Common Shares have been granted to the consultant. The agreement will expire on May 13, 2022.

13.SUBSEQUENT EVENTS

Subsequent to the quarter, the Company received a purchase order from Medtronic plc (“Medtronic”) for $2.6 million to cover the purchase of instruments and cameras that will be used in pre-clinical activities by Medtronic. Medtronic will be evaluating the Company as a potential manufacturing and supply partner for Medtronic’s own RAS technology. The Company anticipates that will deliver on this purchase order during 2022.

FIRST QUARTER 2022